Exhibit 4.0
DESCRIPTION OF THE COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The common stock of Level One Bancorp, Inc. (the “Company,” which is also referred to herein as “we,” “our” or “us”) is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The following description of the material terms of the Company’s common stock is only a summary. This summary does not purport to be a complete description of the terms and conditions of the Company’s common stock in all respects and is subject to and qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended (“Articles”) and the Company’s Amended and Restated Bylaws (“Bylaws”), each of which are filed or incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K of which this Exhibit is a part, as well as the Michigan Business Corporation Act (the “MBCA”), and any other documents referenced in the summary and from which the summary is derived. We urge you to read these documents for a more complete understanding of shareholder rights.
General
Our Articles authorize the issuance of up to 20,000,000 shares of common stock, no par value per share, and up to 50,000 shares of preferred stock, no par value per share. Our common stock is listed on the Nasdaq Global Select Market under the symbol “LEVL.”
Common Stock
Governing Documents. Holders of shares of our common stock have the rights set forth in our Articles, our Bylaws and the MBCA.
Dividends and Distributions. The holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under the MBCA and any preferential rights of holders of our then outstanding preferred stock.
Ranking. Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company to all other securities and indebtedness of the Company.
Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.
No Conversion Rights. Our common stock is not convertible into any other shares of our capital stock.
No Preemptive Rights. Holders of our common stock do not have any preemptive rights.
Voting Rights. The holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present.
Redemption. We have no obligation or right to redeem our common stock.
Preferred Stock
Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.
We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.
Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.
Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and the MBCA
The MBCA and certain provisions of our Articles and Bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.
Authorized But Unissued Capital Stock. We have authorized but unissued shares of common stock and preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.
Number of Directors; Noncumulative Voting for Directors. Our Bylaws provide that the authorized number of directors of the Company may be fixed only by our board by resolution of a majority of the directors then in office, although such number may not be less than five nor more than twenty-five. In addition, our Articles do not allow for cumulative voting for directors, which may make it more difficult for a non-company nominee to be elected to our board of directors.
Filling of Board Vacancies; Removals. Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by the board, acting by not less than a majority of the directors then in office, although less than a quorum.
Limitation on Right to Call a Special Meeting of Shareholders. Our Bylaws provide that special meetings of shareholders may only be called by our board or our president or by the holders of not less than a majority of our outstanding shares of capital stock entitled to vote for the purpose for which the meeting is being called.
Action By Unanimous Written Consent of Shareholders. Our Bylaws provide that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, but only if all of the shareholders entitled to vote consent in writing.
Advance Notice Provisions. Our Bylaws generally require a shareholder desiring to propose new business at a shareholder meeting to provide advance written notice to our corporate secretary, not later than 90 days nor earlier than 120 days prior to the anniversary of the preceding year's annual shareholder meeting, containing certain information about the shareholder and the business to be brought. Only business within the purposes described in the notice of the meeting may be conducted at a special meeting. This provision could delay shareholder actions that are favored by the holders of a majority of our outstanding stock until the next shareholders' meeting.
Additionally, our Bylaws provide that nominations for directors must be made in accordance with the provisions of our Bylaws, which generally require, among other things, that such nominations be provided in writing to our corporate secretary, not later than 90 days nor earlier than 120 days prior to the anniversary of the preceding year's annual shareholder meeting, and that the notice to our corporate secretary contain certain information about the shareholder and the director nominee.
Amendment of the Bylaws. Our Bylaws provide that our Bylaws may be altered, amended or repealed by our board without prior notice to or approval by our shareholders. Our Bylaws may also be altered, amended or repealed by the affirmative vote of holders of a majority of the shares of our capital stock entitled to vote at any meeting of shareholders. Accordingly, our board could take action to amend our Bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Michigan Law. We may opt-in to the provisions of Chapter 7A of the MBCA. In general, subject to certain exceptions, Chapter 7A of the MBCA prohibits a Michigan corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years following the date that such shareholder became an interested shareholder, unless: (i) prior to such date, the board of directors approved the business combination; or (ii) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation's stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder's affiliates. The MBCA defines a “business combination” to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An “interested shareholder” is defined by the MBCA to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation. While our board to date has not elected to opt-in to these provisions, any future decision to do so could have an anti-takeover effect.
Federal Banking Law.  The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The Bank Holding Company Act of 1956, as amended, requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company but may arise under certain circumstances between 10% and 24.99% ownership.